

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Harry L. You
Co-Chief Executive Officer
dMY Squared Technology Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

Re: dMY Squared Technology Group, Inc.
Registration Statement on Form S-1
Filed September 12, 2022
File No. 333-267381

Dear Mr. You:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed September 12, 2022

Exhibits

1. Please revise the legality opinion filed as Exhibit 5.2 to include the over-allotment of 1,125,000 units, including the common stock included in the units. In addition, please remove the assumption that "upon issuance of Units, Class A Common Stock and Warrants, the sum of the number of Units, and shares of Common Stock issued and outstanding plus the number of shares issuable upon the exercise of such Warrants will not exceed the total number of shares of Class A Common Stock that the Company is then authorized to issue under its Restated Articles of Organization and other relevant documents," as such assumption goes to the underlying opinion. In addition, please revise Exhibit 5.1 to reflect the full amount of units being registered including the over-

allotment. The exhibit references 7.5 million units, which does not include the over-allotment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam J. Brenneman